Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of five press releases issued by The McClatchy Company on June 7, 2006.

Contacts for The McClatchy Company:

Investors: Elaine Lintecum

916-321-1834

Press: Cindy Leggett-Flynn or Sarah Lubman

Brunswick Group

212-333-3810

Contacts for Schurz Communications, Inc.

Press: Todd Schurz

574-287-1001

McCLATCHY TO SELL THE (ABERDEEN) AMERICAN NEWS

TO SCHURZ COMMUNCIATIONS, INC.

SACRAMENTO, CA and SOUTH BEND, IN, June 7, 2006 – The McClatchy Company (NYSE: MNI) today announced a definitive agreement to sell the American News to Schurz Communications, Inc. Financial terms of the transaction were not disclosed at the buyer’s request. The purchase covers the American News and certain publications and web sites related to the newspaper.

The American News is currently owned by Knight-Ridder, Inc., which McClatchy has agreed to acquire. The parties intend to close the transaction as soon as possible after the close of McClatchy’s Knight Ridder acquisition, which is expected this summer.

Schurz Communications publishes twelve daily and six weekly newspapers in medium and small markets with a combined circulation of nearly 225,000. It also owns four television stations, seven radio stations, two cable companies, phone directories, shopping guides, and a printing company. Geographically, Schurz Communications has a presence in Indiana, Kentucky, Maryland, Michigan, Pennsylvania, California, Florida, Missouri, Georgia and Virginia.

“The number and quality of bidders interested in newspapers such as the American News is an indication of the continuing strength of the newspaper industry,” said McClatchy CEO Gary Pruitt. “We are confident that the pairing of Schurz Communications and the American News will be a long and successful one.”

“We are a company that believes in the vitality of the communities we serve. We are very excited to be a part of Aberdeen and value the trusted reputation of the American News,” said Schurz Communications President and COO Todd Schurz. “The addition of this publication will expand our geographic reach as well as complement our reputation for honesty and fairness.”

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Barnes & Thornburg served as legal counsel to Schurz Communications, Inc.

About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

About Schurz Communications, Inc.

Based in South Bend, Indiana, Schurz Communications, Inc. is a diversified and privately-owned media and communications company. It began in 1872 when Alfred B. Miller and Elmer Crockett founded the South Bend, IN Tribune. The Tribune is still the flagship property and family members have held editor and publisher positions at the newspaper for five generations. Schurz’s newspapers include, among others, the Herald Times (Bloomington, IN) and the Morning Herald and Daily Mail (Hagerstown, MD). Schurz Communications, Inc. consists of six business segments: Radio broadcasting, Television broadcasting, Cable television, Newspaper publishing, Shoppers and Commercial printing.

Schurz Communications newspapers have a long tradition of editorial excellence, technical innovation and a commitment to the highest standards for quality and excellence in journalism. Our companies put great emphasis on seeking the truth and sharing it with others.

# # #

Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

Separately, McClatchy announced today definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc., The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, and to sell the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Schurz Communications, Inc., Sound Publishing Holdings, Inc., Ogden Newspapers, Forum Communications Company and Philadelphia Media Holdings LLC, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Contacts for The McClatchy Company:	Contacts for Black Press Limited
Investors: Elaine Lintecum	Press: David Black
916-321-1834	250-480-3220

Press: Cindy Leggett-Flynn or Sarah Lubman
Brunswick Group
212-333-3810

McCLATCHY TO SELL THE AKRON BEACON JOURNAL TO

BLACK PRESS LTD.

SACRAMENTO, CA and VICTORIA, BC, June 7, 2006 – The McClatchy Company (NYSE: MNI) today announced a definitive agreement to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc. Sound Publishing Holdings, Inc., is a wholly owned subsidiary of Black Press Ltd., a Canadian company which produces over 100 publications in British Columbia, Alberta, Washington State and Hawaii. Financial terms of the transaction were not disclosed at the buyer’s request.

The purchase covers the Akron Beacon Journal and certain publications and web sites related to the newspaper. The Akron Beacon Journal is currently owned by Knight Ridder, Inc., which McClatchy has agreed to acquire. The parties intend to close the transaction as soon as possible after the close of McClatchy’s Knight Ridder acquisition, which is expected this summer.

“Our aim throughout the divestiture process was to find the right buyers for the right newspapers,” said Gary Pruitt, Chief Executive Officer of McClatchy. “We believe that Black Press Ltd. and the Akron Beacon Journal are a great fit, and we look forward to seeing this relationship develop in the future.”

“Under the direction of the Knight family and Knight Ridder, the Akron Beacon Journal has been a good community newspaper for a long time. We believe in the same focus on local journalism of high quality,” said Black Press Ltd. CEO David Black.

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Patterson Adams served as legal counsel to Black Press Ltd.

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Patterson Adams served as legal counsel to Sound Publishing Holdings, Inc.

# # #

About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

About Black Press Ltd.

Black Press Ltd. is a private company that owns and operates 115 newspapers in western Canada, Washington State and Hawaii. Most of the papers are published one to three times per week. Many have controlled circulation. The largest daily owned prior to the acquisition of the Akron Beacon Journal was the Honolulu Star-Bulletin. Black Press Ltd. is 80% owned by the David Black family and 20% by Torstar Corporation.

# # #

Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

Separately McClatchy announced today definitive agreements to sell The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, Sound Publishing Holdings, Inc. and Philadelphia Media Holdings LLC, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Contacts for The McClatchy Company:	Contacts for Ogden Newspapers:
Investors: Elaine Lintecum	Robert M Nutting, CEO
916-321-1834	304-231-0400

Press: Cindy Leggett-Flynn or Sarah Lubman
Brunswick Group
212-333-3810

McCLATCHY TO SELL THE FORT WAYNE NEWS-SENTINEL

TO OGDEN NEWSPAPERS

SACRAMENTO, CA, FORT WAYNE, IN and WHEELING, WV, June 7, 2006 – The McClatchy Company (NYSE: MNI) today announced a definitive agreement to sell The News-Sentinel of Fort Wayne, IN, to the Ogden Newspapers. Financial terms of the transaction were not disclosed at the buyer’s request. The purchase covers The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency (JOA) and certain publications and web sites related to the newspapers. The News-Sentinel is currently owned by Knight-Ridder, Inc., which McClatchy has agreed to acquire. The parties intend to close the transaction as soon as possible after the close of McClatchy’s Knight Ridder acquisition, which is expected this summer.

Ogden Newspapers, a private family-owned company headquartered in Wheeling, WV, publishes 39 daily newspapers, as well as related web sites, telephone directories, weekly newspapers, shoppers, and magazines in 15 states.

“Each of the papers identified for divestiture has received a tremendous amount of interest from a large variety of bidders, and the Fort Wayne JOA and The News-Sentinel was no exception,” said McClatchy CEO Gary Pruitt. “This announcement is another milestone in what has been a series of very successful agreements - we couldn’t be happier.”

“We’re very pleased to have been selected by McClatchy to continue the tradition of the Pulitzer Prize-winning News-Sentinel, “ said Ogden Newspapers CEO Robert M. Nutting. “As a family company we’re especially pleased to be associated in the Fort Wayne JOA with another long-standing newspaper family. The Inskeep family and the Fort Wayne newspapers are obviously cornerstones of northeast Indiana and we’re proud to become partners in this venture. Here in the Ohio Valley where my great-grandfather started his first newspaper we publish one morning and two separate afternoon papers — so we know and understand the benefits of the dynamic of a community served by multiple newspaper voices.”

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy.

# # #

About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

About Ogden Newspapers

Ogden Newspapers, a private family-owned multi-media company headquartered in Wheeling, WV, publishes 39 daily newspapers in ten states including eight daily newspapers in Ohio and seven in West Virginia. Ogden has daily circulation of 500,000. Ogden’s newspapers include, among others, The Intelligencer (Wheeling, WV), Wheeling News-Register, Tribune-Chronicle (Warren, OH), Altoona Mirror (PA), and The Maui News (HI). Ogden operates leading local websites in each of its daily newspaper markets. Ogden publishes numerous weeklies and shoppers in these same markets. Ogden publishes and distributes more than 3,000,000 telephone directories in 53 editions in six states. In addition Ogden publishes regional and national magazines including Mother Earth News.

Ogden Newspapers traces its history to the founding of the Wheeling News by H.C. Ogden in 1890. Today the company is owned and run by his descendents the Nutting family.

For more information: OgdenNews.com.

# # #

Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

Separately McClatchy announced today definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc., the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, Sound Publishing Holdings, Inc. and Philadelphia Media Holdings LLC, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Contacts for The McClatchy Company:	Contacts for Forum Communications
Investors: Elaine Lintecum	Company:
916-321-1834	Press: William C. Marcil
701-235-7311

Press: Cindy Leggett-Flynn or Sarah Lubman
Brunswick Group
212-333-3810

McCLATCHY TO SELL DULUTH NEWS TRIBUNE AND GRAND FORKS HERALD

TO FORUM COMMUNICATIONS

SACRAMENTO, CA and GRAND FORKS, ND June 7, 2006 – The McClatchy Company (NYSE: MNI) today announced a definitive agreement to sell the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company (Forum Communications). Financial terms of the transaction were not disclosed at the buyer’s request. The purchase includes certain publications and websites related to those newspapers.

The Duluth News Tribune and the Grand Forks Herald are currently owned by Knight-Ridder, Inc., which McClatchy has agreed to acquire. The parties intend to close the transaction as soon as possible after the close of McClatchy’s Knight Ridder acquisition, which is expected this summer.

Forum Communications is a media firm based in Fargo, North Dakota. The company owns a number of newspapers in North Dakota, South Dakota, Minnesota, and Wisconsin, including The Forum of Fargo-Moorhead.

“We are happy to see these two fine publications join the Forum Communications family,” said Gary Pruitt, Chief Executive Officer of McClatchy. “We are also pleased that we continue to make progress on our stated plans to complete the divestment process in a timely manner, and have been gratified by the amount of interest shown in the remaining newspapers to be sold.”

William C. Marcil, President and CEO of Forum Communications, said: “The Duluth News Tribune and the Grand Forks Herald are each great newspapers with a strong heritage of committed journalism. They will fit well within our diverse group of integrated media properties, which are united by our shared mission of serving the public trust.”

Dirks, Van Essen & Murray served as broker to McClatchy in this transaction. Wilson Sonsini Goodrich & Rosati served as legal counsel to McClatchy, and Vogel Law Firm of Fargo served as legal counsel to Forum Communications.

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About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

About Forum Communications Company

Forum Communications Company is a diversified media company with 30 newspapers in North Dakota, South Dakota, Minnesota and Wisconsin. The family owned company also has TV and radio holdings, a commercial printing division, internet businesses and web sites at each of its facilities.

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Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

Separately McClatchy announced today definitive agreements to sell The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, the Akron Beacon Journal to Sound Publishing Holdings, Inc and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, Sound Publishing Holdings, Inc. and Philadelphia Media Holdings LLC, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at

www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

Contacts for The McClatchy Company:

Investors: Elaine Lintecum

916-321-1834

Press: Cindy Leggett-Flynn or Sarah Lubman

Brunswick Group

212-333-3810

MCCLATCHY ANNOUNCES AGREEMENTS TO SELL FIVE KNIGHT RIDDER PAPERS

SACRAMENTO, CA June 7, 2006 – The McClatchy Company (NYSE: MNI) – The McClatchy Company (NYSE: MNI) has entered into definitive agreements to sell five more Knight Ridder newspapers. As a result, McClatchy has now entered into definitive sales agreements for 11 of the 12 newspapers it is seeking to divest, the company announced. The sale of the 11 newspapers will bring total consideration of slightly more than $2 billion, including cash proceeds of $1.935 billion.

“We are pleased with the full, fair prices we will receive, and pleased that we were able to execute on these sales as we promised,” McClatchy CEO Gary Pruitt said. “Some skeptics doubted us on both counts, but these deals reaffirm the underlying strength of the newspaper business, and the soundness of our plan for acquiring Knight Ridder. We expect to announce the sale of the (Wilkes-Barre, PA) Times Leader in the next few weeks, which will complete the sale of all 12 newspapers we are seeking to divest.”

The five newspapers are being sold for a total of about $450 million. They include the Akron Beacon Journal (OH); Duluth News Tribune (MN) and Grand Forks Herald (ND); The Fort Wayne News- Sentinel (IN); and the (Aberdeen) American News (SD). McClatchy announced on April 26 that it would sell three California newspapers and the St. Paul Pioneer Press (MN) for $1 billion and announced on May 23 that it would sell Knight Ridder’s two newspapers in Philadelphia for $562 million.

The closing of each of the divestiture transactions is conditioned upon the closing of McClatchy’s acquisition of Knight Ridder. McClatchy’s acquisition of Knight Ridder could close as soon as June 27, following a planned Knight Ridder shareholders vote on June 26. Most of the divestiture transactions are expected to close immediately or shortly following that closing.

“The prices we’re receiving for these 11 newspapers are certainly within the range we expected,” Pruitt said. Net after-tax proceeds of approximately $1.4 billion from the sales will immediately be applied to pay down debt incurred in the purchase of Knight Ridder’s 32 newspapers. “We bought the Knight Ridder papers for a multiple of about 9.5 times their 2005 cash flow; these 11 newspapers taken together will bring us 11.1 times the trailing 12-month cash flows through April,” Pruitt said.

McClatchy said when divestiture plans were announced in March that it expected sales of individual papers would generate widespread interest and substantial returns. “To buyers whose strategy is a good fit, all of these papers represented outstanding opportunities that come around only rarely in our industry,” Pruitt said “The fact that the sales attracted seven very diverse and impressive purchasers for these papers speaks volumes about the value of newspapers and the confidence of investors who expect them to perform well. This is a good news story for the newspaper industry, and for everybody who understands the essential role that quality newspapers play.”

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About The McClatchy Company

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

# # #

Background to the Transaction

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional websites in more than 110 U.S. markets.

As part of that announcement, McClatchy said it planned to sell 11 of the acquired newspapers that do not fit with the company’s longstanding operating strategies and acquisition criteria, and to sell the St. Paul Pioneer Press due to anticipated anti-trust concerns involving McClatchy’s (Minneapolis) Star Tribune.

After McClatchy’s planned divestitures and the close of the Knight Ridder acquisition, The McClatchy Company will become the nation’s second-largest newspaper company measured by daily circulation (approximately 3.2 million), with 32 daily newspapers and approximately 50 non-dailies. The expanded McClatchy will own leading newspapers in many of the fastest-growing markets nationwide, with an enhanced portfolio of Internet assets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota.

On May 23, 2006, McClatchy announced a definitive agreement to sell Philadelphia Newspapers, Inc. (PNI) to Philadelphia Media Holdings LLC (PMH) in a transaction valued at $562 million. The purchase covers the Philadelphia Inquirer and Philadelphia Daily News, both daily newspapers, and related media assets including philly.com.

Today, McClatchy entered into separate definitive agreements to sell the Akron Beacon Journal to Sound Publishing Holdings, Inc., The News-Sentinel, a 75% stake in the Fort Wayne Joint Operating Agency and certain publications and web sites related to the newspaper to Ogden Newspapers, the Duluth News Tribune and the Grand Forks Herald to Forum Communications Company and the (Aberdeen) American News to Schurz Communications, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews, Hearst, Philadelphia Media Holdings LLC, Schurz Communications, Inc., Ogden Newspapers, Forum Communications Company, and Sound Publishing Holdings, Inc., the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.